UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549


                                 SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)

                             EXPRESS SCRIPTS, INC.
                             ---------------------
                               (NAME OF ISSUER)


                CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
                ----------------------------------------------
                        (TITLE OF CLASS AND SECURITIES)

                                  302182 10 0
                                --------------
                                (CUSIP NUMBER)

                              OCTOBER 12, 1998
                              ----------------
          (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


 CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS
 SCHEDULE IS FILED:

      (  ) RULE 13D-1(B)

      (  ) RULE 13D-1(C)

      (X)  RULE 13D-1(D)


                                Schedule 13G

  CUSIP No. 302182 10 0

  -----------------------------------------------------------------------------

  (1)  NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

       New York Life Insurance Company
  -----------------------------------------------------------------------------
  (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) ( )
                                                                 (b) ( )

  -----------------------------------------------------------------------------
  (3)  SEC USE ONLY

  -----------------------------------------------------------------------------
  (4)  CITIZENSHIP OR PLACE OF ORGANIZATION

       New York
  -----------------------------------------------------------------------------
                                (5)  SOLE VOTING POWER
        NUMBER OF                    15,020,000
         SHARES                ------------------------------------------------
      BENEFICIALLY              (6)  SHARED VOTING POWER
        OWNED BY                     None
     EACH REPORTING            ------------------------------------------------
        PERSON                  (7)  SOLE DISPOSITIVE POWER
         WITH                        15,020,000
                               ------------------------------------------------
                                (8)  SHARED DISPOSITIVE POWER

                                     None
  -----------------------------------------------------------------------------

  (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       15,020,000
  -----------------------------------------------------------------------------


 (10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES /_/

  -----------------------------------------------------------------------------


 (11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      44.7%

  -----------------------------------------------------------------------------


 (12) TYPE OF REPORTING PERSON

      IC
  -----------------------------------------------------------------------------




                                Schedule 13G
  CUSIP No. 302182 10 0

  -----------------------------------------------------------------------------


  (1)  NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

       NYLIFE Inc.
  -----------------------------------------------------------------------------


  (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) ( )
                                                                 (b) ( )

  -----------------------------------------------------------------------------

  (3)  SEC USE ONLY

  -----------------------------------------------------------------------------


  (4)  CITIZENSHIP OR PLACE OF ORGANIZATION

       New York
  -----------------------------------------------------------------------------

                                (5)  SOLE VOTING POWER
        NUMBER OF                    15,020,000
         SHARES                ------------------------------------------------
      BENEFICIALLY              (6)  SHARED VOTING POWER
        OWNED BY                     None
     EACH REPORTING            ------------------------------------------------
        PERSON                  (7)  SOLE DISPOSITIVE POWER
         WITH                        15,020,000
                               ------------------------------------------------
                                (8)  SHARED DISPOSITIVE POWER

                                     None
  -----------------------------------------------------------------------------

  (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       15,020,000
  -----------------------------------------------------------------------------


 (10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES /_/

  -----------------------------------------------------------------------------



 (11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      44.7%
  -----------------------------------------------------------------------------



 (12) TYPE OF REPORTING PERSON

      CO
  -----------------------------------------------------------------------------




                                Schedule 13G

  CUSIP No. 302182 10 0
  -----------------------------------------------------------------------------


  (1)  NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

       NYLIFE Healthcare Management, Inc.
  -----------------------------------------------------------------------------


  (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) ( )
                                                                 (b) ( )

  -----------------------------------------------------------------------------


  (3)  SEC USE ONLY

  -----------------------------------------------------------------------------



  (4)  CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
  -----------------------------------------------------------------------------


                                (5)  SOLE VOTING POWER
        NUMBER OF                    15,020,000
         SHARES                ------------------------------------------------
      BENEFICIALLY              (6)  SHARED VOTING POWER
        OWNED BY                     None
     EACH REPORTING            ------------------------------------------------
        PERSON                  (7)  SOLE DISPOSITIVE POWER
         WITH                        15,020,000
                               ------------------------------------------------
                                (8)  SHARED DISPOSITIVE POWER

                                     None
  -----------------------------------------------------------------------------


  (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       15,020,000

  -----------------------------------------------------------------------------


 (10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  /_/

  -----------------------------------------------------------------------------



 (11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      44.7%

  -----------------------------------------------------------------------------


 (12) TYPE OF REPORTING PERSON

      CO
  -----------------------------------------------------------------------------





 ITEM 1(A).     NAME OF ISSUER:

                Express Scripts, Inc.

 ITEM 1(B).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                14000 Riverport Drive
                Maryland Heights, MO 63043

 ITEM 2(A).     NAME OF PERSON FILING:

                New York Life Insurance Company ("New York Life"); its wholly owned subsidiary, NYLIFE, Inc. ("NYLIFE"); and NYLIFE's wholly owned subsidiary, NYLIFE Healthcare Management, Inc. ("Healthcare").

 ITEM 2(B).     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                51 Madison Avenue
                New York, NY  10010

 ITEM 2(C).     CITIZENSHIP:

                New York Life is a New York mutual insurance company; NYLIFE is a New York corporation; and Healthcare is a Delaware corporation.

 ITEM 2(D).     TITLE OF CLASS OF SECURITIES:

                Class A Common Stock, par value $.01 per share

 ITEM 2(E).     CUSIP NUMBER:

                302182 10 0

 ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

                (a) ( ) Broker or dealer registered under Section 15 of the Act,

                (b) ( )   Bank as defined in Section 3(a)(6) of the Act,

                (c) ( ) Insurance Company as defined under Section 3(a)(19) of the Act,

                (d) ( ) Investment Company registered under Section 8 of the Investment Company Act,

                (e) ( ) Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,

                (f) ( ) Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F),

                (g) ( ) Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G); see Item 7,

                (h) ( )   Group, in accordance with Rule 13d-1(b)(1)(ii)(H).









 ITEM 4.   OWNERSHIP. (*)

           If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

           (a)  Amount beneficially owned as of December 31, 1998:

                15,020,000

           (b)  Percent of Class:

                44.7%

           (c)  Number of shares as to which such person has:

                (i)  Sole power to vote or to direct the vote:  15,020,000

               (ii)  Shared power to vote or to direct the vote:
                     Not applicable

              (iii) Sole power to dispose or to direct the disposition of: 15,020,000

              (iv) Shared power to dispose or to direct disposition of: Not applicable

      ----------------------------
               (*)   Healthcare is the beneficial owner of 15,020,000
               shares (the "Shares") of Class B Common Stock, par value $.01 per share, of the Issuer ("Class B Common Stock"). Shares of Class B Common Stock are convertible into shares of Class A Common Stock on a share-for-share basis at any time at the option of the holder. As a result, upon conversion to shares of Class A Common Stock, the shares of Class B Common Stock owned by Healthcare would represent approximately 44.7% of the outstanding shares of Class A Common Stock. NYLIFE owns all of the out-standing capital stock of Healthcare and, as a result, may be deemed the beneficial owner of the Shares. New York Life owns all of the outstanding capital stock of NYLIFE and, as a result, may be deemed the beneficial owner of the Shares. This Amendment No. 1 is being filed to report the effect of a two-for-one stock split of the Issuer's Class A and Class B Common Stock for stockhold-ers of record on October 20, 1998, effective October 30, 1998. The split was effected in the form of a dividend by issuance of one additional share of Class A Common Stock for each share of Class A Common Stock outstanding and one additional share of Class B Common Stock for each share of Class B Common Stock outstanding.










 ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

           Not applicable.

 ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

           Not applicable.

 ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

           Not applicable.

 ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

           Not applicable.

 ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

           Not applicable.

 ITEM 10.  CERTIFICATION.

           Not applicable.









                                 SIGNATURE


           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                          NEW YORK LIFE INSURANCE COMPANY



                          By:  /s/ Howard I. Atkins
                               __________________________
                               Name:  Howard I. Atkins
                               Title: Executive Vice President


 Dated:  February 8, 1999











                                 SIGNATURE


           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                             NYLIFE INC.



                             By:  /s/ Melbourne Nunes
                                 __________________________
                                 Name:  Melbourne Nunes
                                 Title: Senior Vice President


 Dated:  February 8, 1999











                                 SIGNATURE


           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                            NYLIFE HEALTHCARE MANAGEMENT, INC.



                           By:  /s/ Howard I. Atkins
                                __________________________
                                Name:  Howard I. Atkins
                                Title: Executive Vice President


 Dated:  February 8, 1999